02019935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52795

RECEIVED MAR 0 5 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investor Force Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Liberty Ridge Drive Suite 107
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Zarrilli (610) 232-2282
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

1600 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Zarrilli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investor Force Securities, Inc., as of February 19, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

FINOP & Controller

Title

Stephanie L Flocco

Notary Public

Notarial Seal
Stephanie L. Flocco, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires ...

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ ~~(d) Statement of Changes in Financial Condition~~. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTOR FORCE SECURITIES, INC.

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents	$	51,455	50,254
Total assets	$	51,455	50,254
Stockholder's Equity			
Common stock, $0.01 par value; 100 shares authorized, issued and outstanding	$	1	1
Additional paid-in capital		49,999	49,999
Retained earnings		1,455	254
Total stockholders' equity	$	51,455	50,254

See accompanying notes to statements of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization and Description of Business

Investor Force Securities, Inc. (the Company) was incorporated in Delaware on May 11, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC). On February 13, 2001, the Company was accepted as a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Investor Force Holdings, Inc. (IFH).

The Company is engaged in the business of processing transactions in registered mutual funds and pooled investment vehicles that are not investment companies under the Investment Company Act of 1940 on behalf of its customers, institutional investors, and their representatives.

The Company has entered into an agreement (the agreement) with Investor Force, Inc. (IFI), a wholly owned subsidiary of IFH, under which IFI has agreed to pay the expenses of the Company including, but not limited to, amounts paid to third parties for custodial, record-keeping and other services, payroll and benefits of registered representatives of the Company, professional services, and other general and administrative expenses. IFI and the Company agreed that the Company would not reimburse the expenses.

(b) Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c) Revenue Recognition

The Company earns a commission on assets placed through its web site or otherwise introduced to registered mutual funds and pooled investment vehicles. Generally, these commissions are calculated as a percentage of the money manager's normal fee. To date, no revenue generating transactions have been processed.

In addition to commission revenue, the Company earns interest on cash and cash equivalents.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any potential contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carryforwards. Deferred tax assets and liabilities are

(Continued)

measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for broker-dealers in business for less than one year. In addition, SEC Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1, or would cause its net capital to fall below 120% of its minimum requirement or below 5% of its customer accounts' debit balances.

At December 31, 2001, the Company had net capital of $51,455, which was $26,455 in excess of its required net capital of $25,000. The Company had no aggregate indebtedness as of December 31, 2001.

(3) Customer Protection Rule

The Company is exempt from the SEC Customer Protection Rule (SEC Rule 15c3-3). During the year, the Company's operations met the definition of the exemption under SEC Rule 15c3-3 k(2)(i). All regulated transactions will be conducted solely in mutual funds, and customer funds will be received through a bank account designated as a special account for the exclusive benefit of customers.

(4) Income Taxes

The Company is included in the consolidated federal income tax return filed by IFH. IFH has deferred tax assets in excess of deferred tax liabilities and has a valuation allowance equal to the net deferred tax asset amount. The Company's carrying amount of assets and liabilities for financial reporting purposes are equal to the amounts used for income tax purposes. Accordingly, no deferred tax assets or liabilities have been allocated from IFH to the Company.

(5) Common Stock

The Company is authorized to issue 100 shares of common stock, $0.01 par value. During 2000, the Company issued all shares to IFH in exchange for $50,000. The amount in excess of par value, $49,999, was recorded as additional paid-in capital.

Schedule 1

INVESTOR FORCE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001 and December 31, 2000

		2001	2000
Net capital:			
Total stockholder's equity	$	51,455	50,254
Adjustments to net capital		—	—
Net capital before haircuts on securities positions (tentative net capital)		51,455	50,254
Haircuts on securities		—	—
Net capital	$	51,455	50,254
Aggregate indebtedness:			
Items included in statement of financial condition	$	—	—
Items not included in statement of financial condition		—	—
Total aggregate indebtedness	$	—	—
Computation of basic net capital requirement:			
Minimum net capital required	$	25,000	25,000
Excess net capital		26,455	25,254
Excess net capital at 800%	$	51,455	50,254
Excess net capital at 1,000%	$	51,455	50,254
Percentage: Aggregate indebtedness to net capital		— %	— %

Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2001)

Note: There is no difference from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2001, and therefore, a reconciliation is not provided.

See accompanying independent auditors' report.

KPMG

1600 Market Street
Philadelphia, PA 19103-7279

Independent Auditors' Report

The Board of Directors
Investor Force Securities, Inc.:

We have audited the accompanying statements of financial condition of Investor Force Securities, Inc. as of December 31, 2001 and 2000 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Investor Force Securities, Inc. as of December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the statements of financial condition. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the statements of financial condition but is supplementary information required by Rule 17a-5 and the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statements of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statements of financial condition taken as a whole.

KPMG LLP

January 25, 2002

KPMG

INVESTOR FORCE SECURITIES, INC.

Statements of Financial Condition

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)